May 2025 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services 1Q25 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding tariffs, government policies, global trade environments, pricing, plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Agenda Welcome 1Q25 Operating Results S.J. Cheng 1Q25 Financial Results Silvia Su Business Outlook S.J. Cheng Q&A

4 1Q25 Operating Results

Revenue: NT$5,532.3M (QoQ: +2.5%, YoY: +2.1%) Gross Margin: 9.4% (QoQ: -0.1ppts, YoY: -4.8ppts) Revenue & Gross Margin 5

Utilization Rate 6 1Q25: 55% 4Q24: 54% 1Q24: 62% 1Q25: 65% 4Q24: 54% 1Q24: 61% 1Q25: 65% 4Q24: 65% 1Q24: 67% 1Q25: 62% 4Q24: 59% 1Q24: 63% 1Q25: 61% 4Q24: 61% 1Q24: 60%

1Q25 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown － Memory 8 1Q25: 38.8% (QoQ: +2.4%, YoY: -0.6%)

Revenue Breakdown － DDIC + Gold Bump 9 1Q25: 51.2% (QoQ: +2.9%, YoY: +0.7%)

Revenue Breakdown － End Market 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of 1Q25 Smart Mobile 36.5% (QoQ +0.5%) TV 14.3% (QoQ -1.7%) Computing 3.5% (QoQ -18.6%) Auto/Industry 27.0% (QoQ +13%) Consumer 18.7% (QoQ -4.2%) Smart phone Wearable Watch, TWS UHD/4K/8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game, DSC, STB Smart speaker E-paper, Internet Note: Move “Watch” & “TWS” to “ Smart Mobile” from “Consumer” since 1Q24

11 1Q25 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the decrease of foreign exchange gains of NT$75M. YoY: Difference mainly due to the decrease of foreign exchange gains of NT$91M and partially offset by the increase of interest income of NT$26M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Notes : Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum.

Capital Expenditures & Depreciation 16 CapEx: NT$569.8M Depreciation: NT$1,308.7M

17 Business Outlook

Market & Business Outlook Global uncertainty and volatility around new tariffs Monitoring the situation, continuing to focus on cost controls and holding CapEx at a conservative level Strategically prioritizing improve UT level Memory: Stabile prices and customers’ re-stocking Momentum expected better than DDIC DRAM and Flash demand is rebounding DDIC: Customers’ re-stocking for smartphone product UT level of small panel product is improving

Q&A www.chipmos.com